02018597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: September 30, 1998<br>Estimated average burden<br>hours per response . . . 12.00 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-13535 |

SEC RECEIVED MAR 07 2002 143 WASH., D.C.

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER:

Schwab Capital Markets L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue East
(No. and Street)

| Jersey City | New Jersey | 07310 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John DeMasi — (212) 804-3605 (Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John DeMasi, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Schwab Capital Markets L.P. as of and for the year ended December 31, 2001, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] February 22, 2002

Signature Date

VP – SCM Accounting

Title

EDNA FULTON-PENROSE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES: 2005
ID NO. 2177720

Notary Public

[signature]

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Partners of
Schwab Capital Markets L.P.

We have audited the accompanying consolidated statement of financial condition of Schwab Capital Markets L.P. and its subsidiary (the "Partnership") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Schwab Capital Markets L.P. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

## SCHWAB CAPITAL MARKETS L.P.

### CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2001
### (In Thousands)

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 35,829 |
| Cash segregated under federal or other regulations | 1,011 |
| Receivable from brokers, dealers and clearing organizations | 12,508 |
| Receivable from customers | 6 |
| Securities owned - at market value | 33,512 |
| Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $45,337) | 12,332 |
| Intangible assets (less accumulated amortization of $270) | 5,130 |
| Goodwill | 25,232 |
| Other assets | 3,902 |
| TOTAL ASSETS | $ 129,462 |

### LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| LIABILITIES: | |
| Drafts payable | $ 2,104 |
| Notes payable | 15,000 |
| Payable to brokers, dealers and clearing organizations | 6,011 |
| Payable to customers | 68 |
| Securities sold, but not yet purchased - at market value | 8,364 |
| Accrued expenses | 30,987 |
| Total liabilities | 62,534 |
| PARTNERS' CAPITAL | 66,928 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ 129,462 |

See notes to Consolidated Statement of Financial Condition.

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

*Organization* - Schwab Capital Markets L.P. and its subsidiary, Pebble LLC ("Pebble"), ("SCM" or the "Partnership"), an indirect wholly-owned subsidiary of The Charles Schwab Corporation (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. CS Capital Markets & Co. ("CMCO"), the general partner, and Schwab Associates & Co. ("SAC"), the limited partner, are the direct owners of SCM at a ratio of 1% and 99%, respectively. Both CMCO and SAC are ultimately owned by the Parent. The Partnership executes primarily principal transactions as a market-maker in Nasdaq and other securities. A substantial portion of the Partnership's order flow is derived from transactions initiated by an affiliate, Charles Schwab & Co., Inc.

*Securities Transactions* - Principal securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date.

*Securities Inventory* - Securities owned and securities sold, but not yet purchased are stated at market value and consist principally of common stocks and warrants.

*Use of Estimates in the Preparation of the Financial Statements* - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates, which relate to useful lives of equipment, office facilities, property, goodwill and intangible assets, fair value of financial instruments and legal reserves.

*Depreciation and Amortization* - Equipment and office facilities are depreciated primarily on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three years. Intangible assets are amortized on a straight-line basis over an estimated useful life of five years.

*Estimated Fair Value of Financial Instruments* - The Partnership considers the amounts presented for financial instruments on the consolidated statement of financial condition to be reasonable estimates of fair value.

*Cash and Cash Equivalents* - The Partnership considers all highly liquid investments with maturities, when purchased, of three months or less, that are not required to be segregated under federal or other regulations, to be cash equivalents.

***Cash Segregated under Federal or Other Regulations*** - The Partnership utilizes an interest bearing demand deposit account to segregate amounts for regulatory purposes.

***Accounting Pronouncements*** - Statement of Financial Accounting Standards ("SFAS") No. 137, which amended the effective date of SFAS No. 133 - *Accounting for Derivative Instruments and Hedging Activities*, was issued in June 1999. SFAS No. 138, which also amended SFAS No. 133, was issued in June 2000. The Partnership adopted SFAS No. 133 on January 1, 2001. This statement establishes accounting and reporting standards requiring that all derivative instruments are recorded on the balance sheet as either an asset or a liability, measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and such hedge accounting treatment is elected. The effect of this change in accounting principle as of the transition date did not have a material impact on the Partnership's consolidated statement of financial condition and is not expected to have a material impact in the future.

SFAS No. 140 - *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which replaces SFAS No. 125, was issued in September 2000. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Partnership adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral and adopted SFAS No. 140 in the second quarter of 2001 for transfers and servicing of financial assets and extinguishments of liabilities. The adoption of SFAS No. 140 did not have a material impact on the Partnership's consolidated statement of financial condition and is not expected to have a material impact in the future.

SFAS No. 141 - *Business Combinations*, was issued in June 2001. This statement eliminates, on a prospective basis, the pooling of interest method for accounting for business combinations and requires the use of the purchase method for business combinations initiated after June 30, 2001. This statement also broadens the criteria for recording intangible assets separately from goodwill. See Note 2.

SFAS No. 142 - *Goodwill and Other Intangible Assets*, was issued in June 2001 and establishes new standards for accounting for goodwill and intangible assets. The Partnership adopted this statement on January 1, 2002. This statement requires that goodwill and certain intangible assets with an indefinite useful life not be amortized. This statement also requires that goodwill and certain intangibles be tested at least annually under new impairment criteria. The Partnership is currently evaluating the impact of this statement on its consolidated financial condition.

SFAS No. 144 - *Accounting for the Impairment or Disposal of Long-Lived Assets*, was issued in August 2001 and addresses the financial accounting and reporting for the impairment or disposal of long-lived assets (e.g., equipment and office facilities). This statement supercedes SFAS No 121 - *Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of*, and certain accounting and reporting provisions of Accounting Principles Board Opinion No. 30 - *Reporting the Results of Operations*. The Partnership adopted this statement on January 1, 2002. The adoption of SFAS No. 144 is not expected to have an impact on the Partnerships's consolidated statement of financial condition and is not expected to have a material impact in the future.

## 2. BUSINESS COMBINATION

On October 9, 2001, SCM, through a wholly-owned subsidiary, Pebble, acquired a proprietary equity trading business (the "Business") in an asset purchase transaction for approximately $30,656, consisting of cash of $5,656, common stock issued by the Parent, with an estimated value of $10,000, both of which were recorded as a capital contribution by SCM, and two notes payable totaling $15,000, both bearing an interest rate of 5.75%. The note payable in the amount of $5,000 was paid on January 5, 2002 with the remaining note payable in the amount of $10,000 maturing on October 5, 2002. The transaction also provides for an earnout payment to certain key employees (the "Key Employees") based on the trading profits of the Business over a four-year period following the acquisition; such consideration will be recorded by SCM as compensation expense. The purpose of the acquisition was to acquire automated trading technologies, and to generate a return on capital through hedged equity arbitrage strategies. As a result of the acquisition, SCM recorded goodwill of $25,232, other intangible assets of $5,400, relating to proprietary software products and databases, and fixed assets of $24.

The Parent, through a wholly-owned subsidiary, concurrently entered into a limited partnership agreement with the Key Employees of the acquired business. The limited partnership will conduct the proprietary equity trading business, and through the Parent, will license the trading assets acquired by SCM. In addition to the earnout payments, the Key Employees will be allocated a portion of the trading profits or losses of the Business through their limited partnership interests.

## 3. RELATIONSHIPS AND TRANSACTIONS WITH AFFILIATES

The Partnership executes customer securities transactions, as principal, on behalf of an affiliate.

Included in accrued expenses at December 31, 2001 is approximately $1,081 payable to an affiliate related to various administrative services and accrued commissions.

The Partnership also offers brokerage services to institutional customers that are cleared by an affiliate. At December 31, 2001, the Partnership had a deposit of $250 with the affiliate for such activities.

The Partnership has a $70,000 subordinated lending arrangement with its Parent which matures on August 18, 2003. At December 31, 2001, the Partnership had no outstanding subordinated borrowings from its Parent under this arrangement. Borrowings under this arrangement qualify as regulatory capital for the Partnership's use in its computation of net capital. In addition, the Partnership has a $50,000 short-term credit facility provided by its Parent. Borrowings under this arrangement do not qualify as regulatory capital. This facility was unused at December 31, 2001.

## 4. INCOME TAXES

As a limited partnership, SCM is taxed as a partnership, and no provision for Federal and state income taxes is required in the accompanying consolidated statement of financial condition. Each partner is responsible for reporting income or loss based on their respective share of the Partnership's income and expenses, as reported for income tax purposes.

## 5. COMMITMENTS AND CONTINGENT LIABILITIES

*Leases* - The Partnership has noncancelable operating leases through August 2007 for office space. Future minimum rental commitments under these leases at December 31, 2001 are as follows:

| Year Ended December 31 | |
|---|---|
| 2002 | $ 2,212 |
| 2003 | 623 |
| 2004 | 623 |
| 2005 | 623 |
| 2006 | 582 |
| Thereafter | 350 |
| Total | $ 5,013 |

The leases contain provisions for escalations based on certain costs incurred by the lessor. Included in accrued expenses are rental abatements of approximately $143 which are amortized on a straight-line basis over the life of the lease.

*Litigation* - The nature of the Partnership's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time, and the results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these legal proceedings will not have a material adverse effect on the Partnership's consolidated statement of financial condition in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Partnership's consolidated statement of financial condition. However, it is the opinion of management, after consultation with outside legal counsel, that the ultimate outcome of these actions will not have a material adverse impact on the consolidated statement of financial condition of the Partnership.

*Other* - The Partnership's Parent has a committed, unsecured credit facility with terms that require the Partnership to maintain specified levels of net capital, as defined.

## 6. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations include:

| | |
|---|---|
| Receivables: | |
| Receivable from clearing organizations | $ 6,588 |
| Deposits paid for securities borrowed | 4,241 |
| Securities failed to deliver | 72 |
| Deposits with clearing organizations | 1,316 |
| Other | 291 |
| Total receivables | $ 12,508 |
| Payables: | |
| Payable to clearing organizations | $ 1,036 |
| Payable for unsettled principal securities transactions - net | 4,450 |
| Securities failed to receive | 525 |
| Total payables | $ 6,011 |

Failed to deliver and receive amounts are recorded at the contract value of securities not delivered or received on settlement date.

Securities borrowed are recorded at the amount of cash collateral advanced. At December 31, 2001, all securities borrowed transactions were with an affiliate. These transactions require the Partnership to deposit cash or other collateral with the lender of securities. At December 31, 2001, the fair value of securities received in connection with securities borrowed transactions is approximately $4,075. Substantially all of the above securities have been used to satisfy delivery requirements of securities sold, but not yet purchased.

## 7. REGULATORY REQUIREMENTS

As a registered broker and dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1 and Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. The Partnership computes net capital under the alternative method permitted by Rule 15c3-1, which requires maintenance of minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions. Under the alternative method, the Partnership may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 25% of the deductions from net worth for liquidity charges on securities positions held ("haircuts") or 120% of minimum net capital required. At December 31, 2001, the Partnership had net capital of $14,335, which was $13,335 in excess of its minimum required net capital and $12,899 and $13,135 in excess of 25% of haircuts on securities positions and 120% of minimum net capital required, respectively.

In connection with the Customer Protection Rule 15c3-3, the Partnership had $1,011 of cash segregated in a special reserve bank account at December 31, 2001.

## 8. EMPLOYEE BENEFIT PLANS

Eligible employees of the Partnership who have met certain service requirements may participate in the Parent's qualified retirement plan, the SchwabPlan Retirement Savings and Investment Plan. The Partnership matches certain employee contributions; additional contributions to this plan are at the discretion of the Parent.

The Parent's stock incentive plans provide for granting options to employees, officers and directors of the Partnership, and restricted stock awards to employees and officers of the Partnership. Options are granted for the purchase of shares in common stock at an exercise price not less than market value on the date of grant, and expire within ten years from the date of grant. Options generally vest over a four-year period from the date of grant. In 2001, the Parent granted 2,318 options to employees, officers and directors of the Partnership.

The Partnership applies Accounting Principles Board Opinion No. 25 - *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its participation in the Parent's stock option plans under which there is generally no charge to earnings, except for restructuring-related expenses, for officers' stock option compensation.

Restricted stock awards are restricted from sale and generally vest over a four-year period. These restricted stock awards are amortized to compensation expense over the vesting periods based on the fair market value of shares on the date of grant.

## 9. FINANCIAL INSTRUMENTS

***Off-Balance Sheet Risk*** - In the normal course of business, the Partnership is involved in principal transactions and the execution and financing of various customer and broker and dealer securities transactions.

In its capacity as market maker, the Partnership maintains inventories in Nasdaq securities on both a long and short basis. While long inventory positions represent the Partnership's ownership of securities, short inventory positions represent obligations of the Partnership to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Partnership as market values of these securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored to assure compliance with established limits.

The Partnership is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Partnership. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Partnership may incur losses. The Partnership has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

The Partnership's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Partnership may incur losses if the customers do not fulfill their obligations and the collateral in the customer's account is not sufficient to fully cover losses which customers may incur. To mitigate this risk, the Partnership monitors required margin levels on a trade date basis daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

***Derivatives*** - The Partnership's derivatives activities are limited to the purchase and sale of warrants for trading purposes and option contracts held for the purpose of reducing market risk on inventories in Nasdaq securities. These derivatives are subject to equity price risk. Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of contracts which derive their value from an underlying equity or a stock index. The fair value of such derivatives was approximately $42 at December 31, 2001 and had an aggregate notional amount of approximately $22,962. The average fair value of such derivatives during 2001 was approximately $106.

***Concentrations of Credit Risk*** - The Partnership's securities trading and lending activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, pension plans, mutual funds and other institutional clients. Concentrations of credit risk can be affected by changes in geographic, industry or economic factors. Additionally, the Partnership's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities trading and lending activities can be directly impacted by the volatility and liquidity of the Nasdaq trading market. The Partnership seeks to mitigate its credit risk and the potential for concentration risk through the procedures described above relative to off-balance sheet risk.

## 10. RESTRUCTURING

In 2001, the Parent initiated a restructuring plan for the Partnership (the "Plan") to reduce operating expenses due to continued economic uncertainties and difficult market conditions. The Plan consisted primarily of a workforce reduction.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte & Touche**

February 22, 2002

Schwab Capital Markets L.P.
Newport Financial Center
111 Pavonia Avenue East
Jersey City, New Jersey 07310

In planning and performing our audit of the consolidated financial statements of Schwab Capital Markets L.P., and subsidiary (the "Partnership") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SCHWAB CAPITAL MARKETS L.P.
(SEC I.D. No. 8-13535)



CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF
DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

PUBLIC DOCUMENT